SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-59597

Enbridge Energy, Limited Partnership

(Exact name of registrant as specified in its charter)

1100 Louisiana, Suite 3300

Houston, Texas 77002

(713) 821-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7% Senior Notes Due 2018

7 1/8% Senior Notes Due 2028

7.9% Senior Notes Due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Security	Approximate Number of Holders
7% Senior Notes Due 2018	____13_____
7 1/8% Senior Notes Due 2028	____8_____
7.9% Senior Notes Due 2012	____8_____

Pursuant to the requirements of the Securities Exchange Act of 1934, Enbridge Energy, Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENBRIDGE ENERGY, LIMITED PARTNERSHIP

By:	Enbridge Pipelines (Lakehead) L.L.C.
Its:	General Partner

By:	Enbridge Energy Partners, L.P.
Its:	Sole Member

By:	Enbridge Energy Management, L.L.C.
as delegate of Enbridge Energy Company, Inc.,
its general partner

By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	Vice President, Finance
Date:	March 25, 2003